                                2

                                                 Exhibit 77(d)(G)
                                  U.S. Large Cap Growth Portfolio

     Effective  November 1, 2005, the Board of Directors  of  the
U.S.  Large  Cap  Growth Portfolio (formerly, the  Equity  Growth
Portfolio) adopted a change in the Portfolio's primary investment
policy   (described   below)  to  better   reflect   the   market
capitalization focus of the Portfolio's investment strategy.   In
connection  with this change, the Portfolio's Board of  Directors also adopted a change in the Portfolio's name (described below).

     The  Portfolio's new primary investment policy provides that the  Portfolio will invest 80% of its assets in equity securities of  large-cap  U.S.  issuers.  Large cap  equity  securities  are defined as securities with market capitalization consistent  with the  companies in the Russell 1000 Growth Index.  As of June  30,
2005,  these market capitalizations range between $457.2  million
and  $367.5  billion.   At June 30, 2005, 96.85%  of  the  fund's
holdings  fell  within the range of capitalization of  securities included  in  the Russell 1000 Growth Index.  The fund  deems  an issuer to be a U.S. issuer if (i) its securities are traded on  a recognized stock exchange in the United States; (ii) alone or  on a  consolidated  basis  it derives 50%  or  more  of  its  annual revenues  from  either  goods produced, sales  made  or  services performed in the United States; or (iii) it is organized or has a principal  office  in the United States.  The  Portfolio  is  not changing its investment objective.

     In  connection with the change in policy, the  Fund  changed its name to U.S. Large Cap Growth Portfolio.